Sprint 6100 Sprint Parkway, Overland Park, Kansas 66251 Office: (913) 794-1427 Email: stefan.schnopp@sprint.com	Stefan K. Schnopp Vice President and Corporate Secretary Securities, Finance, and Governance

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Telecommunications

Re:    Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2018
Response Dated September 13, 2018
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2018, with respect to our Form 10-K for fiscal year ended March 31, 2018, filed May 24, 2018.
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.
Form 10-K for Fiscal Year Ended March 31, 2018
General

1.
We note your response to comment 2, and your assertion that the premise underlying the network claims Sprint has made is simply that Sprint and T-Mobile will be able to offer a better 5G network together. However, it is unclear how your response, recent disclosures, and public statements indicating that Sprint, on its own, cannot roll out a "nationwide 5G offering with robust and ubiquitous coverage,” reconcile with certain statements made by Sprint’s management prior to the merger announcement. For example, we note Mr. Claure’s February 2, 2018 statement on Twitter confirming that Sprint will launch mobile 5G services on a nationwide basis in the first half of 2019, and stating, “Stand 100% behind this. Sprint. 5G Company.”

In future filings please clarify Sprint's competitive standing with respect to launching mobile 5G services if the merger is not consummated. Your disclosure should provide a level of detail similar to that contained in your response to comment 2 regarding your 5G network build plan.

Securities and Exchange Commission
October 1, 2018

Response:
We acknowledge the Staff's comment and, as necessary in future filings beginning in our quarter ended September 30, 2018 Form 10-Q, we will clarify Sprint's competitive standing with respect to launching mobile 5G services if Sprint’s contemplated merger with T-Mobile is not consummated.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 913-794-1427 or stefan.schnopp@sprint.com.

Very truly yours,

/s/ Stefan K. Schnopp
Stefan K. Schnopp, Vice President, Legal and Corporate Secretary

Cc:    Lisa Etheredge, Senior Staff Accountant, Securities and Exchange Commission
Robert S. Littlepage, Accountant Branch Chief, Securities and Exchange Commission
Larry Spirgel, Assistant Director, Securities and Exchange Commission
Joshua Shainess, Attorney-Advisor, Securities and Exchange Commission
Michel Combes, President and Chief Executive Officer, Sprint Corporation
Jorge Gracia, Chief Legal Officer, Sprint Corporation